SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Amendment No. 2

WisdomTree International Large Cap Dividend Fund

--------------------------------------------------------------------------------

(Name of Issuer)

Exchange Traded Fund

--------------------------------------------------------------------------------

(Title of Class of Securities)

97717W-794

--------------------------------------------------------------------------------

(CUSIP Number)

December 31, 2008

--------------------------------------------------------------------------------

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717W-794

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wilmington Trust Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP *	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 265,088

	6.	SHARED VOTING POWER 500

	7.	SOLE DISPOSITIVE POWER 236,608

	8.	SHARED DISPOSITIVE POWER 31,665

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,398

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%

12.	TYPE OF REPORTING PERSON HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	97717W-794

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wilmington Trust Company, in various fiduciary capacities

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP *	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware banking corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 78,053

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 66,798

	8.	SHARED DISPOSITIVE POWER 14,555

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,353

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%

12.	TYPE OF REPORTING PERSON BK
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 97717W-794

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wilmington Trust FSB, in various fiduciary capacities

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP *	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Savings Bank, in it Fiduciary capacity

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 187,035

	6.	SHARED VOTING POWER 500

	7.	SOLE DISPOSITIVE POWER 169,810

	8.	SHARED DISPOSITIVE POWER 17,110

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,045

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%

12.	TYPE OF REPORTING PERSON BK
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 97717W-794

______________________________________________________________________________

Item 1(a). Name of Issuer:

WisdomTree Investments, Inc.

______________________________________________________________________________

Item 1(b). Address of Issuer's Principal Executive Offices:

380 Madison Avenue, 21st Floor

New York, NY 10017

_____________________________________________________________________________

Item 2(a). Name of Person Filing:

Wilmington Trust Corporation, Wilmington Trust Company and
Wilmington Trust FSB

______________________________________________________________________________

Item 2(b). Address of Principal Business Office, or if None, Residence:

1100 North Market Street
Wilmington, DE 19890

______________________________________________________________________________

Item 2(c). Citizenship:

Wilmington Trust Corporation is a Delaware corporation;

Wilmington Trust Company is a Delaware banking corporation; and

Wilmington Trust FSB is a Federal Savings Bank

.

______________________________________________________________________________

Item 2(d). Title of Class of Securities:

Exchange Traded Fund

______________________________________________________________________________

Item 2(e). CUSIP Number:

97717W-794

______________________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the
Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act.

Wilmington Trust Company and Wilmington Trust FSB are each Banks and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

Wilmington Trust Corporation is a Parent Holding Company.

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Wilmington Trust Corporation, Wilmington Trust Company and
Wilmington Trust FSB.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
Wilmington Trust Corporation: 271,398 shares
Wilmington Trust Company: 81,353 shares
Wilmington Trust FSB: 190,045 shares

(b) Percent of class:
Wilmington Trust Corporation:	11.8
Wilmington Trust Company:	3.5
Wilmington Trust FSB:	8.3

(c) Number of shares as to which Wilmington Trust Corporation has:
(i)	Sole power to vote or to direct the vote 265,088 shares
(ii) Shared power to vote or to direct the vote 500 shares
(iii) Sole power to dispose or to direct the disposition of 236,608 shares
(iv) Shared power to dispose or to direct the disposition of 31,665 shares

Number of shares as to which Wilmington Trust Company has:
(i)	Sole power to vote or to direct the vote 78,053 shares
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 66,798 shares
(iv) Shared power to dispose or to direct the disposition of 14,555 shares

Number of shares as to which Wilmington Trust FSB has:
(i)	Sole power to vote or to direct the vote 187,035 shares
(ii) Shared power to vote or to direct the vote 500 shares
(iii) Sole power to dispose or to direct the disposition of 169,810 shares
(iv) Shared power to dispose or to direct the disposition of 17,110 shares

____________________________________________________________________________________

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

____________________________________________________________________________________

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

____________________________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Wilmington Trust Company:	BK
Wilmington Trust FSB:	BK

____________________________________________________________________________________

Item 8. Identification and Classification of Members of the Group.

Wilmington Trust Corporation:	HC
Wilmington Trust Company:	BK
Wilmington Trust FSB:	BK

____________________________________________________________________________________

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009	WILMINGTON TRUST CORPORATION
WILMINGTON TRUST COMPANY
WILMINGTON TRUST FSB

By:
Gerard A. Chamberlain
Assistant Secretary and Vice President

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).